Securities and Exchange Commission
RECEIVED

DEC 0 4 2008

Office of Compliance Inspection and Examinations

SECU 08033254 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 26318

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 9/30/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Commerce Capital Markets, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2005 Market Street, Suite 200
(No. and Street)

Philadelphia (City) Pennsylvania (State) 19103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Marc Rubinsohn, CFO 215-282-7402
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

2001 Market Street (Address) Philadelphia (City) Pennsylvania (State) 19103 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 17 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Marc Rubinsohn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Commerce Capital Markets, Inc, as of September 30, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARIAL SEAL
ROSEMARY QUINN
Notary Public
PHILADELPHIA CITY
PHILADELPHIA COUNTY
My Commission Expires Oct 3, 2009

Signature

Chief Financial Officer

CFO

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition

Commerce Capital Markets, Inc.
As of September 30, 2008
With Report of Independent Registered
Public Accounting Firm

Commerce Capital Markets, Inc.

Statement of Financial Condition

As of September 30, 2008

Contents

0809-0986512-PH

Ernst & Young LLP
Two Commerce Square
Suite 4000
2001 Market Street
Philadelphia, Pennsylvania 19103-7096

Tel: +1 215 448 5000
Fax: +1 215 448 4069
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
Commerce Capital Markets, Inc.

We have audited the accompanying statement of financial condition of Commerce Capital Markets, Inc. (the "Company") as of September 30, 2008. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Commerce Capital Markets, Inc. at September 30, 2008, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

November 24, 2008

Commerce Capital Markets, Inc.

Statement of Financial Condition

September 30, 2008

Assets	
Cash and cash equivalents	$ 16,470,510
Receivable from broker-dealer	259,790
Receivable from clearing organization	1,739,156
Loans receivable (net of valuation allowance of $663,755)	1,287,326
Securities owned, at market value	99,344,486
Prepaid expenses	235,348
Good faith deposits	199,400
Accrued income receivable	474,496
Accrued interest receivable	810,321
Furniture, equipment, and leasehold improvements, at cost (net of accumulated depreciation and amortization of $5,032,282)	1,158,922
Current income tax receivable – due from parent	4,493,296
Deferred tax asset – due from parent	158,738
Total assets	$ 126,631,789
Liabilities and stockholder's equity	
Liabilities:	
Payable to broker-dealer	$ 200,580
Accrued expenses	2,285,631
State and other tax liabilities	251,529
Other liabilities	308,634
Total liabilities	3,046,374
Stockholder's equity:	
Common stock (authorized 10,000 shares; issued 4,684 shares, no par or stated value)	259,559
Additional capital	66,290,095
Temporary capital	7,700,000
Retained earnings	49,335,761
Total stockholder's equity	123,585,415
Total liabilities and stockholder's equity	$ 126,631,789

See accompanying notes.

Commerce Capital Markets, Inc.

Notes to Statement of Financial Condition

September 30, 2008

1. Organization and Nature of Business

Commerce Capital Markets, Inc. (the "Company" or "CCMI"), a wholly-owned operating subsidiary of TD Bank, N.A. ("TDNA"), is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. TDNA is a wholly-owned subsidiary of TD Banknorth, Inc. ("Bancorp"), which is a wholly-owned subsidiary of Toronto Dominion Bank Financial Group, Inc. ("TDBFG").

Previous to April 2008, the Company was a wholly-owned subsidiary of Commerce Bank, N.A. In April 2008, Commerce Bancorp, Inc., the parent company to Commerce Bank, N.A., was acquired by TDBFG. Upon acquisition, TDBFG merged Commerce Bank, N.A. with Banknorth Bank, N.A., and renamed the combined organization TD Bank, N.A.

Upon acquisition, CCMI changed its year end from December 31 to September 30 in order to be consistent with Bancorp.

The Company underwrites and trades in state and municipal securities. The Company also provides corporate and municipal finance services, including private placements and financial advisory services for its customers and the customers of Bancorp. In addition, the Company also provides investment services, consisting primarily of the sale of investment products, to retail customers.

The Company clears its securities transactions on a fully disclosed basis through National Financial Services LLC (the "clearing broker").

2. Significant Accounting Policies

Significant accounting policies are summarized as follows:

Cash and Cash Equivalents

Cash and cash equivalents are highly liquid unencumbered investments, including money market funds, with original maturities of less than ninety days that are not held for sale in the ordinary course of business. The carrying amount of cash and cash equivalents in the statement of financial condition approximates its fair value.

2. Significant Accounting Policies (continued)

Securities Transactions

Securities transactions in regular-way trades are accounted for on a trade-date basis with the resulting receivables and payables classified as amounts due to or from pending transactions. Securities owned consist primarily of state and municipal obligations, which are valued at fair value.

Loans Receivable

The Company has loans to certain employees of the Company, some of which are forgivable over future periods if certain performance and tenure conditions are met. The remainder are payable in accordance with a payment schedule or on demand in an event of default. Management evaluates the collectibility of these loan receivables and adjusts the carrying value for any amounts determined to be uncollectible by recording a valuation allowance. For those loans that are forgivable, the Company amortizes the balances into compensation expense ratably over the contractual service period.

Income Taxes

The Company is included in the consolidated federal income tax return filed by Bancorp. In accordance with the tax allocation policy of the consolidated group, the Company determines its federal income tax liability on a separate-return basis and makes the required tax payments to Bancorp.

Deferred income taxes have been provided for the effects of temporary differences between financial reporting and tax bases of assets and liabilities and have been measured using the enacted marginal tax rates and laws that are currently in effect.

Furniture, Equipment, and Leasehold Improvements

All furniture, equipment, and leasehold improvements are recorded at cost. Depreciation on furniture and equipment is provided on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized using the straight-line method over the shorter of the lease term or useful life.

2. Significant Accounting Policies (continued)

Financial Instruments

All receivables and payables are short-term in nature and are recorded at contracted amounts, which approximate fair value.

Derivative financial instruments used for trading purposes include futures and options and are carried at market value with realized and changes in unrealized gains and losses recorded in net trading income in the statement of operations. Market values for these exchange-traded derivatives are based on quoted market prices and those, as well as cash maintained in a related brokerage account, are recorded as receivable from and payable to brokers and dealers.

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 157, *Fair Value Measurements*. This standard clarifies the definition of fair value financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company adopted SFAS No. 157 as required on January 1, 2008. SFAS No. 157 establishes a fair value hierarchy and specifies that a valuation technique used to measure fair value shall maximize the use of observable inputs and minimize the use of unobservable inputs. The objective of a fair value measurement is to determine the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Accordingly, the fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under SFAS No. 157 are described below:

- Level 1 – Unadjusted quoted prices in active markets for identical, unrestricted assets or liabilities that the Company has the ability to access at the measurement date.
- Level 2 – Quoted prices which are not active, or inputs that are observable (either directly or indirectly) for substantially the full term of the asset or liability.
- Level 3 – Prices, inputs or exotic modeling techniques which are both significant to the fair value measurement and unobservable (supported by little or no market activity).

2. Significant Accounting Policies (continued)

Financial Instruments (continued)

As required by SFAS No. 157, investments are classified within the level of the lowest significant input considered in determining fair value. Investments classified within Level 3 whose fair value measurement considers several inputs and may include Level 1 or Level 2 inputs as components of the overall fair value measurement. The table that follows sets forth information about the level within the fair value hierarchy at which the Company's investments are measured at September 30, 2008.

Assets Measured at Fair Value

	Investments in Securities	Total
Level 1	$ –	$ –
Level 2	56,050,736	56,050,736
Level 3	43,293,750	43,293,750
Total	$ 99,344,486	$ 99,344,486

The following is a reconciliation of the investments in which significant unobservable inputs (Level 3) were used in determining value:

Beginning balance as of January 1, 2008	$ 6,000,000
Transfers from level 2	50,000,000
Change in unrealized appreciation (depreciation)	(12,706,250)
Net purchase/sales	–
Ending balance as of September 30, 2008	$ 43,293,750

At September 30, 2008, securities owned by the Company are comprised of state and municipal bonds, primarily from the Pennsylvania and New Jersey area, with a market value of $99,344,486.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

3. Receivable from and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at September 30, 2008, consist of the following:

	Receivable	Payable
Receivable from clearing organization	$ 1,739,156	$ –
Receivable from broker-dealer	259,790	–
Payable to broker-dealer	–	200,580
	$ 1,998,946	$ 200,580

4. Loans Receivable

Loans receivable at September 30, 2008 is comprised of $1,943,580 of loans given to non-management employees. These loans are five years in length and are forgivable depending upon the conditions in the Promissory Notes signed by the employees. A valuation allowance of $663,755 against this receivable has been established for employees that were issued Promissory Notes who subsequently left the Company.

5. Income Taxes

At September 30, 2008, the Company had a federal deferred tax asset of $158,738 related primarily to depreciation and other timing differences.

6. Derivative Financial Instruments and Concentrations of Credit Risk

As part of its broker-dealer activities, the Company maintains an inventory of securities for distribution to its customers in order to meet those customers' needs. In order to reduce the exposure to market risk relating to the inventory, the Company's hedging strategy is to buy and sell a variety of derivative financial instruments including futures and option contracts. Market risk includes changes in interest rates or value fluctuations in the underlying financial instruments. The Company also regularly sells financial futures contracts not yet purchased (short sales) to offset the market risk associated with its inventory. Short positions may expose the Company to market risk in the event prices increase as the Company will be obligated to acquire the futures contracts at prevailing market prices. The Company uses notional (contract) amounts to measure derivative activity. Notional amounts are not included on the statement of financial condition, as those amounts are not actually paid or received at settlement. The

6. Derivative Financial Instruments and Concentrations of Credit Risk (continued)

following table reflects the open commitments for futures and options along with the associated unrealized gains (losses) recorded as of September 30, 2008:

Commitments	Net Contracts Outstanding Long/(Short)	Notional Amount Long	Notional Amount (Short)	Unrealized Gain (Loss)
Treasury bond futures	–	$ –	$ –	$ –
Treasury bond put options	–	–	–	–
Total commitments	–	$ –	$ –	$ –

The average notional amount for futures and options contracts for the nine months ended September 30, 2008 was $1,700,000.

The notional amounts of derivative financial instruments do not represent the potential risk from counterparty nonperformance. Transactions in derivative financial instruments are conducted through regulated exchanges, which guarantee performance of counterparties, and settle in cash on a daily basis. The Company believes these factors minimize credit risk.

The Company's business involves the participation in underwriting activities primarily with public entities in and contiguous to the Commonwealth of Pennsylvania and New Jersey. As part of this activity, the Company executes commitments to acquire securities and execute security sale transactions with customers. The Company is exposed to market risk if the value of the securities which the Company has committed to underwrite declines before the closing of the transaction. Credit risk is eliminated at a transaction closing at which time funds are exchanged for the underwritten securities. There were no commitments to acquire securities at September 30, 2008.

The Company is involved in investment banking and trading services to underwrite, sell, and make a market in high-yield securities. High-yield securities have been defined as debt securities which are nonrated or those rated by *Standard and Poor's* as BB+ and *Moody's* as BB or lower (or equivalent ratings for other instruments). These activities expose the Company to higher degrees of credit risk than that associated with investment-grade securities.

7. Related Party Transactions

Through September 30, 2008, the Company provided administrative services to Commerce Brokerage Insurance Services, Inc. ("CBIS"), an affiliated insurance company.

The Company and TDNA reimburse each other for various shared services and certain employee benefit costs made on each other's behalf, in the ordinary course of business. At September 30, 2008, the Company recorded a payable of $303,232 for reimbursements owed to TDNA, included in other liabilities on the statement of financial condition.

Bancorp and certain other affiliates provide but do not charge the Company for administrative services, information systems support, training, internal audit services, credit analysis, and general support services. The financial condition and results of operations may have been significantly different had the Company been autonomous.

The Company's inventory and normal operating needs are funded through capital contributions from TDNA on an as-needed basis. Excess capital not utilized by the Company is distributed to TDNA as a return of capital. Any temporary capital received from TDNA is not allowable capital pursuant to the Uniform Net Capital Rule (Rule 15c3-1) of the SEC.

Cash on deposit with Bancorp and its bank subsidiaries was $5,515,124 at September 30, 2008. Additionally, the Company has short-term investments in a money market fund advised by the Company of $10,000,000, which is included in cash and cash equivalents.

8. Litigation and Regulatory Matters

In August 2008, the Financial Industry Regulatory Authority ("FINRA") conducted an inquiry of Commerce Capital Markets, Inc., its affiliates, subsidiaries, registered representatives, and other associated persons, regarding retail sales of Auction Rate Securities. In connection with that review and pursuant to NASD Procedural Rule 8210, CCMI provided FINRA details of all Auction Rate Securities transactions for the review period of August 1, 2007 through July 31, 2008. Representatives of CCMI met with FINRA in August and September 2008 to discuss CCMI's retail sales practices. As of the issuance of these audited financial statements, CCMI has received no further communication from FINRA as to the results of its inquiry.

The Company is involved in litigation arising in the normal course of business. In the opinion of management, after consultation with legal counsel, the ultimate resolution of such litigation, and the FINRA inquiry described above, will not have a materially adverse effect on the Company's financial position or results of operations.

9. Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

10. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, the Company may not allow the withdrawal of equity capital or payment of dividends if the resulting net capital ratio would exceed 10 to 1.

At September 30, 2008, the Company had net capital of $72,018,414, which was $71,815,323 in excess of the required net capital of $203,091. The Company's ratio of aggregate indebtedness to net capital was .04 to 1.

Under the clearing arrangement with the clearing broker, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At September 30, 2008, the Company was in compliance with all such requirements.

END